                 [Letterhead of Simpson Thacher & Bartlett LLP]

                                                              September 29, 2004

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

                         Re:  Foundation Coal Holdings, Inc.
                              Form S-1 filed on August 20, 2004
                              File No. 333-118427

Perry Hindin
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Hindin:

     On behalf of Foundation Coal Holdings, Inc. (the "Company"), we are writing to respond to the comments set forth in the comment letter of the staff of the
Securities and Exchange Commission (the "Staff") dated September 17, 2004 (the
"comment letter") relating to the above-referenced Registration Statement on
Form S-1 filed on August 20, 2004 (the "Registration Statement"). We have also revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 1 to the Registration
Statement ("Amendment No. 1"), which reflects these revisions and updates certain other information.

     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 1.

Foundation Coal Holdings, Inc.
September 29, 2004

GENERAL
-------

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

     The Company notes the Staff's comment and has endeavored to revise the
     Registration Statement accordingly.

2.   You omit a large amount of information throughout your document, not all of which is related to the initial public offering price. Fill in all blanks with your next amendment, using brackets if necessary to identify information that may change prior to effectiveness. We note omissions at pages 28, 32, 104, 107, 117 and II-1, for example.

     The Company is still in the process of determining the number of shares to be offered and an appropriate price range, as well as a limited amount of other non-Rule 430A information, and as a result is not yet able to fill in all the blanks in Amendment No. 1. The blanks on pages 28, 32 and 107 are dependent on the number of shares to be offered and/or a price range. We have filled in the first two columns on page 104, while the other columns are dependent on the offering size. We have filled in the blanks on pages
     118 and II-1. The Company will include all non- Rule 430A information in future filings promptly after making such determinations.

3.   We will need time to review all new disclosure, including any additional proposed artwork or graphics, the intended price range, the use of proceeds, the number of shares to be repurchased and the resulting ownership breakdown, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

     The Company is aware that the Staff will need adequate time to review all new disclosure, including the intended price range, the use of proceeds, the number of shares to be repurchased and the resulting ownership breakdown and any remaining exhibits, before accelerating effectiveness of the Registration Statement. The Company plans to include this necessary disclosure in the near future. The Company does not plan to include any additional artwork or graphics and has filed most remaining exhibits, including the opinion of counsel, with Amendment No. 1.

Foundation Coal Holdings, Inc.
September 29, 2004

PROSPECTUS COVER PAGE
---------------------

4.   Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the New York Stock
     Exchange, and include any material developments in the Legal Proceedings section.

     The Company has updated the disclosure regarding its application with the
     New York Stock Exchange on the cover and on pages 116 and 122. The Company has updated its disclosure in the Legal Proceedings section beginning on page 90.

5.   Remove the caption "Joint Book-Running Managers" as it does not belong on the prospectus cover page. Counsel representing the underwriters should advise their clients to make this change globally to ensure that it does not appear on the prospectus cover page in future filings.

     The Company notes the Staff's comment and has revised the cover page accordingly.

6.   The fourth sentence at the top of page i is inappropriate. Please revise accordingly.

     The Company has removed the applicable sentence on page i of the
     Registration Statement accordingly.

MARKET AND INDUSTRY DATA AND FORECASTS, PAGE ii
-----------------------------------------------

7.   Move this section so that the Summary and Risk Factors sections immediately follow the cover page and table of contents. Refer to Item 503 of
     Regulation S-K.

     The Company has moved the applicable section to page 30 of Amendment No. 1.

8.   You are responsible for all disclosure that appears in your filings. Revise this section to eliminate any suggestion to the contrary, including the last sentence and the word "although." Make clear that you are responsible for the disclosure and that you believe it is reliable and accurate.

     The Company notes the Staff's comment and has revised the disclosure that now appears on page 30 of Amendment No. 1 accordingly.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

9.   Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

     (a)  Eliminate the suggestion that you only "highlight" "selected"
          information.

     The Company notes the Staff's comment and has revised the applicable sentence on page 1 of Amendment No. 1 accordingly.

Foundation Coal Holdings, Inc.
September 29, 2004

     (b)  Avoid the use of subjective language. Also do not use technical terms with which the reader may be unfamiliar or which may require lengthy definitions. Examples include the reference to "investment grade"
          producers, one of the "premier" coal producers, "recognized industry leader," "reputation for reliability and superior customer service,"
          "preferred provider," "recognized leadership in operating some of the safest mines," "achieving environmental excellence" and the like.

     The Company notes the Staff's comment and has revised the language in the
     Prospectus Summary, Market Industry Data and Forecasts and Business
     sections to clarify and/or delete the terms referenced in the Staff's comment. In addition, we have modified the disclosure as to our reputation for reliability and superior customer service to reflect that it is our belief that such is the case.

     (c)  If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims. This also applies to disclosure elsewhere, including the safe mines claim and cost advantage claims that appear at page 78.
          Similarly, support claims like coal market fundamentals being "among the strongest in the past decade."

     The Company has added language on page 30 of Amendment No. 1 briefly describing the basis for the applicable statements. The Company has retained the following claims in Amendment No. 1 and has supplementally submitted the materials referenced below in support thereof.

          o    The Company now references its "prominent market position" on pages 2 and 78 of Amendment No. 1. This is based on publicly available production information for our competitors and the
               Company's production data that it is among the top five producers based on tons produced in Northern Appalachia and the Powder
               River Basin and among the top ten producers based on tons
               produced in the more fragmented markets of Central Appalachia and the Illinois Basin. Please refer to the supplemental support in attachment A.

          o    The Company references its status as a "recognized industry leader" in safety on pages 2 and 78. This is based on receipt by the Company of numerous awards from state and federal agencies, including awards from the Mine Safety and Health Administration, the principal federal agency regulating health and safety in the coal mining industry, and awards from state agencies regulating health and safety. Please refer to the supplemental support in attachment B.

          o    The Company references its status as a "recognized industry leader" in environmental performance on pages 2 and 78. This is based on receipt by the Company of numerous awards from state and federal agencies, including awards from the Office of Surface
               Mining, the principal federal agency regulating reclamation and environmental performance in the coal mining industry, and awards from state agencies regulating reclamation

Foundation Coal Holdings, Inc.
September 29, 2004

               and environmental performance. Please refer to the supplemental support in attachment C.

          o    Similarly, the Company's claim regarding its "recognized
               leadership in operating some of the safest mines" on pages 3, 4,
               78 and 79 is supported by the materials in attachment B
               referenced above.

          o    The Company's statement that coal market fundamentals are "among the strongest in the past decade" is clearly supported by the many indices used to analyze the pricing environment of the coal mining industry, such as the currently high prices for coal, as well as currently high prices for competing fuels such as natural gas and heating oil. Please refer to the supplemental support in attachment D.

     (d)  Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

     The Company has added a prominent paragraph and heading on page 4 of
     Amendment No. 1 discussing the risks related to its business and strategy, together with a cross-reference to the Risk Factors section.

     (e)  Eliminate repetitive disclosure. For example, you repeat the coal market fundamentals claim and your purported reputation at pages 3 and
          4.

     The Company notes the Staff's comment and has revised Amendment No. 1 accordingly, including deleting the above-referenced redundancies.

RISK FACTORS, PAGE 14
---------------------

10.  You must disclose all known material risks in this section. Therefore, the second, third and fourth italicized sentences at page 14 appear inappropriate. Please revise accordingly.

     The Company notes the Staff's comment and has revised Amendment No. 1 accordingly, including deleting the referenced italicized sentences.

11.  State the risk plainly and directly, eliminating excess detail, repetitive disclosure among various risk factors and statements like "we cannot assure you that...." For example, substantially shorten the disclosure, possibly eliminating the bullet point discussion, in the first risk factor on page
     15. Also remove the excess detail and repetitive disclosure that appears in several risk factors related to government regulation and environmental matters. Instead, focus your risk factor discussion and provide precise cross-references to more detailed disclosure that you include later in the document.

     The Company has revised numerous risk factors, including the above-referenced risk factors, to eliminate excess detail, repetitive disclosure and statements like "we cannot assure you that..."

Foundation Coal Holdings, Inc.
September 29, 2004

12.  Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "We depend in part on supplies of coal produced by third parties and contractors," "We will require a significant amount of cash to service our indebtedness" and "Our
     Sponsors may have significant influence on our company."

     The Company has revised numerous subheadings throughout the "Risk Factors"
     section, including the subsections referenced above, to better identify the risks and potential harm included in each subsection.

13.  Other captions do not address all its risks that you present in the risk factor. Revise the caption or break out separate risks into separate risk factors. Examples include the possible termination of contracts because of challenges to "force majeure" determinations mentioned under "The
     Cumberland mine was temporarily closed" at page 15 and the consequences of being a "controlled company" for NYSE purposes as discussed in the second paragraph under "We cannot assure you that we have implemented" at page 29.

     The Company has revised or broken out a number of captions throughout the
     "Risk Factors" section, including the subsections referenced above, to more completely reflect all of the risks included in the relevant risk factor.

14.  Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although," the statement "we believe our cash flow ... will be adequate," and references to insurance coverage under the heading "Our profitability may decline due to unanticipated mine operating conditions." Instead, focus on the underlying risk, such as the harm that could result from uninsured loss. If appropriate, you may describe the extent and effect of your insurance coverage elsewhere in your document.

     The Company has revised the risk factors to eliminate all mitigating language.

     Our operations could be adversely affected, page 25

15.  Disclose in the caption and text the "material adverse effect" to which you refer in the second paragraph.

     The Company has revised the applicable risk factor's caption and text to disclose that failure to maintain required surety bonds credit could affect its ability to secure reclamation and coal lease obligations, which could negatively impact its ability to mine or lease the coal. Failure to maintain required letters of credit could limit the Company's available borrowing capacity under its Senior Credit Facilities and could negatively impact its ability to obtain additional financing to fund working capital, capital expenditures or general corporate requirements.

Foundation Coal Holdings, Inc.
September 29, 2004

     Our ability to operate our company effectively, page 28

16.  If any of your "key personnel" are not under contract, revise to disclose this.

     The Company notes the Staff's comment and informs the Staff that all of its
     "key personnel" are under contract.

     Our Sponsors may have significant influence, page 28

17.  Provide enhanced disclosure regarding the impact on the control the
     Sponsors will be able to exercise due to the supermajority provisions discussed at page 114, as applicable. Also quantify the precise amount of stock that the Sponsors will control.

     The Company has revised Amendment No. 1 to include enhanced disclosure regarding the impact of the supermajority provisions on the Sponsor's control of the Company. The Company informs the Staff that the offering size has not yet been determined and thus the amount of its stock to be beneficially owned by the Sponsors after consummation of this offering is not yet known. The Company will include this disclosure in a subsequent amendment to the Registration Statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 31
----------------------------------------------------------

18.  Eliminate the suggestion that "will" identifies forward-looking statements.

     The Company has revised Amendment No. 1 accordingly.

DIVIDEND POLICY, PAGE 32
------------------------

19.  Ensure that your disclosure is consistent and accurate. For example, at page 118 you state that the disclosure in this section indicates that you
     "do not currently intend to pay dividends," but we can find no such assertion here.

     The Company notes the Staff's comment and has revised Amendment No. 1 to remove the statement on page 119 that it does not currently intend to pay dividends. The Company's dividend policy has not yet been determined.

LEGAL PROCEEDINGS, PAGE 90
--------------------------

20.  Revise to clarify that there is no case nor group of related cases pending that is likely to have a material adverse effect.

     The Company has revised the Registration Statement accordingly.

Foundation Coal Holdings, Inc.
September 29, 2004

MANAGEMENT, PAGE 96
-------------------

     Directors and Executive Officers, page 96

21.  For purposes of clarity, we suggest that you repeat in the first sketch the date of the Acquisition, as defined. Also ensure that you disclose the principal businesses of all principal employers during the five year period, including The Blackstone Group and First Reserve Corporation.
     Lastly, include a biographical sketch for all identified directors, including the independent director to whom you refer at page 98.

     The Company has added the date of the Acquisition into the first biographical sketch and described the applicable principal businesses accordingly. The Company acknowledges that it is required to have an independent director, is searching for such a director now and will include a biographical sketch of such director in a subsequent amendment.

     Employment Agreements, page 102

22.  Quantify the specified salary, bonus and any material perquisites in each case.

     The Company has added the requested disclosure to pages 102 and 103 of
     Amendment No. 1 accordingly.

PRINCIPAL STOCKHOLDERS, PAGE 104
--------------------------------

23.  Disclose the address for each Sponsor, each of whom is essentially a selling stockholder in this offering. Also identify in the table the natural persons with control of each listed entity for purposes of Exchange
     Act Rule 13d-3.

     The Company notes the Staff's comment and has revised the Registration
     Statement to include the address of each Sponsor. With regard to identifying the natural persons who might be viewed to control each listed entity in the table, the Company has added the number of shares beneficially owned by AMCI next to the reference for Hans J. Mende. Also, the Company has added Stephen A. Schwarzman and Peter G. Peterson, the founding members of Blackstone Management Associates IV, L.L.C. to the
     table. The number of shares beneficially owned by Blackstone is included next to the reference for each of Messrs. Schwarzman and Peterson in the table. The Company has not attributed the 16,466,200 shares beneficially owned by First Reserve GP IX, L.P. to Messrs. Macaulay and Krueger because counsel to First Reserve has advised the Company that no individual or group controls the voting securities or board of directors of First Reserve
     Fund GP IX, L.P., First Reserve GP IX, Inc. or First Reserve Corporation.

Foundation Coal Holdings, Inc.
September 29, 2004

24.  Where you include in the table the same shares for more than one entity or person due to the application of Rule 13d-3, provide clarifying footnote disclosure in that regard. And explain the reference in footnote 7 to "each of the above entities."

     The Company notes the Staff's comment and has revised the Registration
     Statement accordingly.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 106
--------------------------------------------------------------

25.  For each material agreement, summarize in this section the material terms and describe in necessary detail any likely changes. We note the reference to your intention to amend and restate the stockholders agreement, for example. Similarly, describe at page 117 the "specified exceptions" to the lock-up agreements.

     The Company has revised its disclosure of its Amended and Restated
     Transaction Fee and Monitoring Agreement, which will terminate upon the completion of the offering. The Company has amended its Stockholders
     Agreement and has included disclosure relating to this agreement in
     Amendment No. 1. The Company has revised its discussion in "Shares Eligible for Future Sale" on page 118 to include enhanced disclosure regarding the specified exceptions to the lock-up agreements.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES, PAGE 118
-----------------------------------------------------------------

26.  Explain why you include this section, which requires a more precise caption to make clear that you are discussing consequences to non-U.S. holders.
     Where else are you selling these shares? We note the reference at page 122 to sales in the U.K.

     The Company has been advised by its underwriters that the underwriters intend to sell a portion of the shares in Europe and certain other countries abroad. The Company notes the Staff's comment and has revised the caption to reflect the tax consequences of sales to non-U.S. holders.

27.  Revise your statement that a holder "should consult" with his own tax advisor. Because stockholders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

     The Company notes the Staff's comment and has revised the Registration
     Statement accordingly.

Foundation Coal Holdings, Inc.
September 29, 2004

UNDERWRITING, PAGE 121
----------------------

28.  Rather than referring to "among" the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

     The Company notes the Staff's comment and has revised the disclosure that now appears on page 122 of Amendment No. 1 accordingly.

29.  We note that your underwriters will engage in an electronic offer, sate or distribution of the shares. Please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

     Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act.
     In particular, address:

          o    the communications used;

          o    the availability of the preliminary prospectus;

          o    the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;

          o    how offers and final confirmations will be made; and

          o    the funding of an account and payment of the purchase price.

     We may comment further.

     The lead underwriters have informed the Company that the preliminary prospectus may be made available in connection with internet roadshows as discussed below in response to comment #30. At this time, none of the named underwriters has determined whether to engage in an electronic offer, sale or distribution of the shares. If and when such determination is made, the
     Company will describe any procedures being undertaken by such underwriters to you supplementally.

Foundation Coal Holdings, Inc.
September 29, 2004

30.  You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites.
     If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

     Neither the Company nor any of the underwriters has any arrangements with a third party to host or access the preliminary prospectus on the internet, other than in connection with plans to conduct an internet roadshow through
     Yahoo! Inc. (www.netroadshow.com). While Morgan Stanley has contracted with these service providers to conduct an internet roadshow, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the web site. Yahoo! Inc. has informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows.

31.  You indicate that you intend to conduct a "directed share offering."
     Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers.
     Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We
     may have further comments.

     The Company has requested that the underwriters reserve a portion of the shares to be offered for sale in a directed share program ("DSP"). The
     Company will establish the aggregate number of shares reserved for the DSP, will specify the potential recipients of the directed shares, and will allocate the directed shares among the actual recipients. The Company has selected Morgan Stanley to administer its DSP. The mechanics of the program are outlined below.

     The Company will choose the potential recipients of the directed shares from its directors, officers and employees. The Company will provide the names, addresses and e-mail addresses of the potential recipients, as well as initial allocation amounts, to Morgan Stanley. Morgan Stanley will send an e-mail about the DSP to potential recipients and direct potential participants to log on to the Morgan Stanley DSP website. For certain individuals (e.g., individuals who do not have access to the Internet),
     Morgan

Foundation Coal Holdings, Inc.
September 29, 2004

     Stanley will mail a copy of the preliminary prospectus together with materials relating to the DSP to each potential recipient. The DSP website and materials will include identical participation instructions, an indication of interest form and forms for opening a brokerage account with
     Morgan Stanley. To comply with Rule 134(b)(1), the DSP website and materials will contain a statement that no sales of the shares can occur, and that no offers to purchase the shares may be accepted, until the registration statement for the shares is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

     Individuals who wish to express an indication of interest in the shares will be asked to complete an indication of interest form, specifying the number of shares requested and supplying information for compliance purposes. Morgan Stanley will use the information as its basis for evaluating the suitability of the proposed investment and application of
     Rule 2790 of the National Association of Securities Dealers. The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

     All prospective recipients will be required to purchase shares through a
     Morgan Stanley account. Individuals who do not have an account with Morgan
     Stanley will be required to open an account based on the information provided on the subscription documents.

     The deadline for expressing an indication of interest and opening an account will be three to four days prior to pricing. Once the deadline expires, Morgan Stanley will provide the Company with the list of individuals who have completed the forms for participating in the DSP, who have opened accounts and who otherwise appear to be eligible to purchase shares under the DSP. The Company will then review this list and determine the actual allocation of shares among these prospective recipients.

     Once the offering has been priced and the registration statement relating to the offering has been declared effective, Morgan Stanley will contact each prospective recipient (either orally or electronically) who has been approved by the Company to purchase shares to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the directed share program. The individual will be given the opportunity to purchase any portion of the shares allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, either orally or electronically, and Morgan Stanley will mail a written confirmation of the purchase accompanied by a final prospectus.

     The directed share program is a part of the underwritten offering. Except for the selection of the recipients, the use of materials that specifically relate to the DSP and the process described above, the procedures for the
     DSP are substantially the same as the procedures that Morgan Stanley will use to offer securities to the general public.

Foundation Coal Holdings, Inc.
September 29, 2004

     As requested, and since the participants will register through the web, we have enclosed screen shots of the DSP website that will be accessed by potential recipients of directed shares. Please refer to the materials in attachment E.

VALIDITY OF THE SHARES, PAGE 124
--------------------------------

32.  Explain further the reference to the "investment vehicle," providing quantification as appropriate.

     The Company has clarified that the "investment vehicle" is a private investment fund owning an interest representing less than 1% of the capital commitments of funds controlled by The Blackstone Group.

WHERE YOU CAN FIND ADDITIONAL INFORMATION, PAGE 124
---------------------------------------------------

33.  Please note that your disclosure must be materially complete. Any suggestion to the contrary is not appropriate. Therefore, please delete or revise the fourth sentence of this section.

     The Company notes the Staff's comment and has revised the Registration
     Statement accordingly.

FINANCIAL STATEMENTS AND RELATED DISCLOSURE
-------------------------------------------

GENERAL
-------

34.  Monitor your need to update your financial statements, as required by Rule
     3-12 of Regulation S-X, for RAG and Foundation Coal.

     The Company notes the Staff's comment and will monitor its need to update its financial statements as required by Rule 3-12 of Regulation S-X.

CONSENT
-------

35.  Provide updated consents from your independent accountants in the next amendment.

     The Company has included an updated consent from its independent accountants, Ernst & Young LLP.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

36.  Remove representations here and elsewhere in your filing that your EBITDA margins are among the highest in your peer group.

     Though the Company believes it to be the case, the Company has modified the applicable sentence on page 2 and on page 78 to remove the reference to having among the highest EBITDA margins in its comparable peer group.

Foundation Coal Holdings, Inc.
September 29, 2004

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA, PAGE 8
-------------------------------------------------------

37.  Please note that the following group of comments also applies to your
     Selected Historical Consolidated Financial Data, beginning on page 44, and other disclosure in your filing, if applicable.

     The Company notes the Staff's comment and has revised its disclosure throughout the document accordingly.

38.  Indicate in the introduction that the registrant, Foundation Coal Holdings,
     Inc., has no historical operations or balance sheet data.

     The Company has revised the Registration Statement accordingly.

39.  Please include a heading of "Predecessor" above the financial data from RAG
     American Coal Holding, Inc. If, in the future, you present predecessor and successor information in your table, separate with bold, double vertical lines.

     The Company notes the Staff's comment and has revised the Registration
     Statement accordingly.

40.  Revise the balance sheet data in your table to present cash components separately, or remove this information from your table.

     The Company has separately presented "Cash and cash equivalents," "Cash on deposit with RAG International Coal AG" and "Cash pledged" pursuant to the
     Staff's comment.

41.  Your measure of EBITDA and EBITDA margin, as defined, are considered non-GAAP measures due to the adjustment for interest income. Either revise to delete the adjustment for interest income or re-name. You may not use titles or descriptions of non-GAAP financial measures that are the same as other measures with well-known or common usage or definition.

     The Company was informed by Ms. Sandy Eisen of the accounting Staff on
     September 23, 2004 that this comment has been retracted. Accordingly, the
     Company has not revised the applicable disclosure.

42.  Remove "Non-cash charges included in EBITDA" and "Unusual (income) expense included in EBITDA" from your tables and footnotes, as these are non-GAAP measures. Refer to our FAQ regarding non-GAAP measures at
     http://www.sec.gov/divisions/corpfin/fags/nongaapfaq.htm, Question 10.
     Information regarding "Adjusted EBITDA," as defined in your credit agreement, may be presented only in the liquidity section of your
     Management's Discussion and Analysis.

     The Company has removed references to the adjustments permitted in calculating covenant compliance from footnote (6)(e) in the summary data and from footnote 14(c)

Foundation Coal Holdings, Inc.
September 29, 2004

     in the selected data. The Company has also removed the reference to
     "included in EBITDA" from the above-referenced captions in the summary and selected data tables and clarified in the introduction to the applicable footnotes that both income (loss) from continuing operations and EBITDA are affected by these unusual or non-cash items.

     However, the Company has not removed the referenced line items or the footnotes, as it believes that (1) it is accepted practice to disclose such items in the summary and selected data, and (2) the disclosures would be potentially misleading if these unusual and non-cash items were not disclosed. Instruction 2 to Item 301 of Regulation S-K specifically states that "Registrants may include additional items which they believe would enhance an understanding of and would highlight other trends in their financial condition and results of operations." The Company also considered
     Regulation S-K, Item 303(a)(3)(i) which states: "Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations."
     The Company believes that including such information in a tabular format in the notes to the summary and selected data facilitates the reader's understanding of the magnitude of such items.

43.  Remove the non-GAAP measures "Operating working capital" and "Cash operating cost per produced ton" from your table. Both appear to be liquidity measures. We note that that you indicate that the latter is used to evaluate your control over cash costs. Regulation S-K, Item 10(e)(ii)(A)
     prohibits the inclusion of non-GAAP liquidity measures that exclude charges that required or will require cash settlement. Your measures exclude a number of such charges.

     The Company has removed the items "Operating Working Capital" and "Cash operating cost (per produced ton)" from its tables .

44.  Expand your data to include pro forma earnings per share. Refer to
     Regulation S-X, Rule 1 l-02(b)(7).

     The Company has added a placeholder for pro forma earnings per share and weighted average share data which will be completed when the number of shares to be issued in this offering is known.

MANAGEMENT'S DISCUSSION AND ANALYSIS..., PAGE 49
------------------------------------------------

     Results of Continuing Operations, page 50

          Revenues, page 50, and Costs and Expenses, page 51

45.  Amend your filing to remove the measures "Coal sales realization per ton sold" and "Total costs and expenses per ton sold" or present these numbers as a ratio of other

Foundation Coal Holdings, Inc.
September 29, 2004

     numbers presented in your tables. We note that for the six months ended
     June 30, 2003, and June 30, 2004, "Coal sales" divided by "Tons sold" do not equal "Coal sales realization per ton sold." Additionally, "Total costs and expenses" divided by "Tons sold" do not equal "Total costs and expenses per tons sold."

     The Company notes the Staff's comment and has revised Amendment No. 1 to remove the measure "Total costs and expenses per ton sold" but believes
     "Coal sales realization per ton sold" is a measure useful to help understand the business and, accordingly, has retained such measure.

     The Company notes the Staff's comment that for the six months ended June
     30, 2003, and June 30, 2004, "Coal sales" divided by "Tons sold" do not equal "Coal sales realization per ton sold" and "Total costs and expenses"
     divided by "Tons sold" do not equal "Total costs and expenses per tons sold." The differences in "Coal Sales Realization per Ton Sold" are due to
     the per ton figures being calculated from revenue and tonnage amounts stated to the nearest dollar, whereas the amounts in the table are rounded to the nearest $.1 million. This results in rounding differences of a few cents. The "to the dollar" amounts used in calculating "Coal Sales
     Realization per Ton Sold" are:

--------------------------------------------------------------------------------
            2001         2002         2003         1st Half 2003 1st Half 2004
--------------------------------------------------------------------------------
Coal sales  $746,442,871 $891,761,587 $975,984,040 $479,878,798  $474,032,624
--------------------------------------------------------------------------------
Tons Sold   58,630,233   64,371,637   67,196,429   32,663,161    31,254,244
--------------------------------------------------------------------------------
Per Ton     $12.73       $13.85       $14.52       $14.69        $15.17
--------------------------------------------------------------------------------

          Other Income (Loss), page 52

46.  Eliminate the subtotal "Other income (loss)" from this table, as well as from the tables on pages 55 and 58. Subtotals presented in your discussions should match those presented on the face of your financial statements.

     The Company has deleted the above-referenced disclosure.

          Post-Transactions and Offering, page 62

47.  Eliminate the discussion at the top of page 63 regarding interest expense for the twelve month period ending June 30, 2004. It is not appropriate to present information for that period here or elsewhere in your filing.

     The Company has deleted the above-referenced disclosure and replaced it with interest expense figures for the most recent fiscal year and interim period.

48.  "Adjusted EBITDA" should be included only if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement, and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity. If you so believe,

Foundation Coal Holdings, Inc.
September 29, 2004

     then your disclosure must include a discussion regarding the materiality of the credit agreement and the covenant; the amount or limit required for compliance with the covenant; and the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity. Also include a reconciliation of the differences between this measure and the most directly comparable GAAP measure, which we believe would be cash flows from operating activities, and include detail regarding the nature of your adjustments. Refer to
     Regulation S-K, Item 10, and our FAQ at
     http://www.sec.gov/divisions/corpfin/fags/nongaapfaq.htm, Question 10.

     The Company has added a reference to the materiality of the Senior Credit
     Facilities and the Indenture governing its outstanding notes. In addition, the Company has reordered the liquidity section so that discussion of the materiality of its debt agreements and covenants, the impact of non-compliance, and disclosure of required and current covenant calculations are adjacent to each other.

     Because Adjusted EBITDA is a compliance measure and not a liquidity or performance measure, in accordance with Question 10 of the FAQ, the Company does not believe that such compliance measures are required to be reconciled to net income or cash flows from operating activities. The
     Company has provided more detail on the calculations as determined by the definitions in the Senior Credit Facilities and the indenture governing the notes.

          Critical Accounting Estimates, page 66

               Employee Benefit Plans, page 67

49.  Expand your disclosures to include the amount of expense recognized in 2003 and the amount of expense you expect to recognize in 2004 for pension and other post-retirement benefits. Also disclose and discuss here the potential impact of the PBGC inquiry that you disclose on page 27.

     The Company notes the Staff's comment and has expanded its disclosure to include the amount of pension and post-retirement benefit expense recognized for the year ended December 31, 2003 and for the six months ended June 30, 2004. The Company has noted in Amendment No. 1 that in the successor financial statements for the period beginning July 30, 2004, these expense accruals will be revised. The Company has deleted the disclosure on what was previously page 27 regarding the potential impact of the PBGC inquiry. The Company has provided the information requested by
     PBGC and has received a letter from PBGC indicating that nothing further is expected to be done by PBGC with respect to this matter. The Company considers this matter to be closed.

Foundation Coal Holdings, Inc.
September 29, 2004

50.  Explain to us why you do not consider environmental obligations to be among your critical accounting estimates. In this regard, tell us the amount expended on environmental expense in 2003, 2002 and 2001.

     The Company's environmental obligations consist primarily of expenditures to reclaim mine sites following the completion of mining. These obligations are accounted for in accordance with SFAS No. 143, Accounting for Asset
     Retirement Obligations. The Company's disclosure of Critical Accounting
     Estimates includes a description of Asset Retirement Obligations.

Financial Statements of RAG

     Consolidated Statements of Operations and Comprehensive Income, page F-4

51.  Reclassify from "Other income (expense)" to "Income (loss) from operations"
     items that arise out of normal business operations. This would likely include the $1.5 million litigation settlement in May 2004; gains on dispositions of assets; gains from the settlement of asset retirement obligations; and reversal of minimum royalty obligation. Refer to SFAS 144, paragraph 45, regarding gains on dispositions of assets. Explain to us the nature of synfuel fees and transloading and plant processing fees, which also appear to relate to operations. Also explain to us the nature of
     "Other" income, outlined in Note 20, totaling $8.7 million in 2001, $4.4 million in 2002, $4.5 million in 2003 and $765,000 in the first six months of 2004.

     The Company has reclassified "Other income (expense)" to "Income (loss)
     from operations" items that arise out of normal business operations, including the items noted above.

     Synfuel fees are per ton fees received from a third party synfuel facility operator from whom a subsidiary of the Company purchases synthetic fuel.
     The fees cover costs incurred by the Company to unload, handle, sample, stockpile, load and transport the synthetic fuel. These fees are reported as "Other Revenues" and are included in the determination of "Income (Loss)
     from Operations".

     Transloading and plant processing fees are per ton fees received from third parties for whom Foundation Coal either washes coal in one of its preparation plants or handles, stockpiles, blends or loads coal through its dock on the Big Sandy River. These services are provided on a contractual basis. Plant processing fees were last received in 2001. These fees are reported as "Other Revenues" and are included in the determination of
     "Income (Loss) from Operations".

     The Company notes the Staff's request for an explanation of the nature of
     "Other" income for the periods covered in the Consolidated Statements of
     Operations and Comprehensive Income. Other income for these periods consists of the following:

Foundation Coal Holdings, Inc.
September 29, 2004

----------------------------------------------------------------------------------------------
                                                2001*      2002*      2003*        1st Half
                                                                                   2004*
----------------------------------------------------------------------------------------------

Sales of diesel particulate filtration systems   --        $1.5       $1.8         $.6
----------------------------------------------------------------------------------------------
Sales of coalbed methane                        $.4        $.4        $.7          $1.2
----------------------------------------------------------------------------------------------
Gains (losses) settlement of coal contracts     $1.9       ($.5)      $.2          ($2.8)
----------------------------------------------------------------------------------------------
Reimbursement from services rendered to RAG     $2.6        --         --           --
Coal International AG
----------------------------------------------------------------------------------------------
Gain on sale of SO2 allowances                   --         --        $.2           --
----------------------------------------------------------------------------------------------
Scrap sales, vendor rebates, railroad           $3.8       $3.0       $1.6         $1.8
rebates, timber sales, miscellaneous rental
income, fly ash disposal
----------------------------------------------------------------------------------------------
TOTAL                                           $8.7       $4.4       $4.5         $.8
----------------------------------------------------------------------------------------------
     * in millions

52.  Explain to us why your earnings per share do not equal net income divided by weighted average shares for all years presented, or correct these numbers.

     The earnings per share calculations included within the Company's consolidated financial statements were calculated using the actual weighted average shares outstanding of 137,143 for all periods presented. Since the information included on page F-4 was shown rounded to thousands, the exact amounts for earnings (loss) per share could not be derived directly from page F-4 due to rounding. We have revised page F-4 to include the actual share amounts to make this disclosure more informative.

     Note 1, page F-8

53.  Please explain why you account for your 55% interest in the Wyoming JOA on a proportionately consolidated basis, citing the accounting literature upon which you rely.

     The Company notes the Staff's comment and informs the Staff that the
     Wyoming JOA is unique in that RAG American Coal Holding, Inc. ("RACH"), the predecessor to the Company invested 100% of the cash to develop the coalbed methane wells operated under the JOA. RACH's investment in property, plant and equipment represents 100% of the property plant and equipment of the
     JOA. The agreement specifies that RACH receive 55% of the revenues and pay
     55% of the operating costs of these wells. This 55% net interest in revenues less expenses is paid to RACH by the operator of the JOA who owns the other 45% joint interest. The proportionate interest accounting for revenues and expenses followed by RACH is consistent with the intent and manner of operation of the JOA.

     The JOA property, plant and equipment and revenues are minor in relation to the consolidated property, plant & equipment and revenues of RACH. The relevant comparisons are:

-----------------------------------------------------------------------------------------------------
                                                      Year ended Dec 31, 2001      Year ended Dec 31,
                                                                                   2003
-----------------------------------------------------------------------------------------------------

JOA property plant & equipment as a percentage of     .49%                         .05%
consolidated RACH P,P&E
-----------------------------------------------------------------------------------------------------
JOA revenues as a percentage of consolidated RACH     .05%                         .03%
revenues
-----------------------------------------------------------------------------------------------------

Foundation Coal Holdings, Inc.
September 29, 2004

     Based on these percentages, RACH concluded that the activity from the JOA is immaterial to its consolidated financial statements and that the joint interest method of accounting which it has consistently followed complies with Generally Accepted Accounting Principles.

Note 2 - Summary of Significant Accounting Policies

          Revenue Recognition, page F-11

54.  Explain to us your revenue recognition policies in further detail. Explain circumstances when revenue may be recognized prior to shipment. Tell us whether there are instances where title passes to the customer and revenue is recognized but the coal is held or stored by you, and if such instances occur, explain with detail how long the coal is held.

     The Company's revenue recognition policy is to record coal sales revenue when title passes to the purchaser of the coal. This typically occurs at the point of loading coal into trains, barges or trucks for shipment to the customer, who normally contracts for and pays the transportation. Other revenues are recorded when received or when a contractual right to receive the revenue exists. There are no circumstances when revenue is recognized prior to shipment. There have been no instances where title has passed to the customer, revenue has been recognized and the Company holds or stores the coal for the customer. There have been isolated instances of prepayments by customers where the prepayment has been recorded as liability on the balance sheet and only recognized as revenue when shipment occurs and title passes.

     Note 7 - Property, Plant, Equipment and Coal Reserves

55.  Confirm to us that future development costs are not used to determine your depreciation, depletion and amortization rates. Also confirm that your rate calculations for development costs consider only proven and probable reserves that are currently accessible without the incurrence of additional future development costs.

     The Company confirms that future development costs are not used to determine depreciation, depletion and amortization rates. Depreciation, depletion and amortization rate calculations for development costs consider only proven and probable reserves in current mine plans. Mining of these proven and probable reserves can require planned future investments in ventilation shafts, bleeder shafts, portal/drift accesses, power extensions, road relocations, refuse impoundment extensions, etc.
     Generally, these planned future investments are capitalized and the DD&A rate revised when these facilities are placed in service.

Foundation Coal Holdings, Inc.
September 29, 2004

56.  Remove all references in your financial statements to coal reserves or similar descriptions. In this regard, the staff believes that the use of the term `coal reserves' by mining companies is not appropriate and implies that coal reserves are actual assets, as opposed to the costs capitalized by you for the purchase price of the land or the right to extract the reserves. Instead, refer to specifically what you hold.

     The Company notes the Staff's comment and has removed all references in its financial statements to coal reserves or similar descriptions.

                              ENGINEERING COMMENTS

GENERAL
-------

57.  Supplementally provide a table showing the last three years' annual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

58.  Supplementally provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years.
     Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

59.  Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at htty://www.sec.
     gov/divisions/corpfin/guidance/coalmineletter.htm.

     The Company notes the Staff's comment.

Foundation Coal Holdings, Inc.
September 29, 2004

60.  Supplementally provide:

          o    A detailed description of your corporate approach to mine
               planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.

          o    A list of each type of mine plan you routinely develop, and outline its characteristics.

          o    An analysis of the percentage of your assigned reserves typically covered by your various mine plans, or planning timeframes for your largest mines, both surface and underground.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

61.  Supplementally:

          o    Indicate what, if any, efforts you have made to formally
               recognize reserve estimating as a core business process in your organization.

          o    Provide a discussion of what efforts have you made to standardize reserve-estimating processes between your various mines.

          o    Indicate if you have an internal reserve review or "auditing"
               function within your organization. If so, supplementally provide a description of this function.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

62.  Proven and probable reserves are disclosed in your Form S-1 for the Eagle
     Butte, Emerald and Rockspring mines. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7.

     This includes:

          o    Acreage breakdown by owned, leased or other.

          o    Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

          o    Drill-hole maps showing drill intercepts.

          o    Justifications for the drill hole spacings used at various classification levels.

Foundation Coal Holdings, Inc.
September 29, 2004

          o    General cross-sections that indicate the relationship between coal seams, geology and topography.

          o    A detailed description of your procedures for estimating
               "reserves."

          o    The specific criteria used to estimate reserves, see below.

          o    An indication of how many years are left in your longest-term mining plan for each reserve block.

          o    Site specific economic justification for the criteria you used to estimate reserves.

          o    Mining plans or feasibility studies, including production
               schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide
               7.

          o    Third party reviews of your reserves that were developed within the last three years

          o    Any other information needed to establish legal, technical and economic feasibility.

     Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R.L. Baer, Mining
     Engineer at (202) 942-2965.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly. Mr. Baer may contact Jim Olsen of the Company at (410)
     689-7660 with any follow up questions.

63.  For each mine noted above, supplementally provide all of your economic and technical evaluation criteria used for establishing and classifying your coal reserves. This includes but is not limited to:

          o    Minimum economic tonnage,

          o    Mine dilution,

          o    Maximum and minimum mining heights for each type of mining,

          o    Maximum depth,

          o    Mining recoveries by mine type,

          o    Wash plant recoveries,

          o    Maximum stripping ratios,

          o    Types of surface conditions or items that limit or preclude mining.

     Supplementally describe the basis or assumptions you used to develop these criteria, specifically addressing the price assumptions you used.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

Foundation Coal Holdings, Inc.
September 29, 2004

64.  Concerning your coal properties noted above, supplementally provide a summary of your lease terms, and an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

65.  Concerning the three properties noted above, supplementally provide a discussion about:

          o    Whether all permits and other authorizations necessary to operate your mines are in place.

          o    Is there any evidence that any of your operating permits or authorizations cannot be routinely renewed?

          o    Have any of your reported reserves been denied an operating permit?

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

66.  Supplementally provide a table that lists all "unassigned" reserves with their particular location, tonnage, Btu, sulfur and ownership/lease characteristics. Supplementally provide larger scale maps that show the location and extent of your unassigned reserves, and provide the criteria used to designate those reserves.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

67.  Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the assumption that the lands between the company's main block and the small track will be acquired before the reserves are to be mined. Note however that Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination. Supplementally indicate if any of your reserve estimates include tonnages from small unminable tracks that might be mined if intervening lands or reserves are acquired.

     The Company has prepared a separate packet of supplemental information responding to Comments 57 through 68, which pursuant to our conversation with Mr. Hindin on September 28, 2004, will be forwarded directly to Mr.
     Baer shortly.

Foundation Coal Holdings, Inc.
September 29, 2004

68.  Quantity estimates of coal that is not currently marketable, or is not economically or legally producible, may be disclosed as a "non-reserve coal deposit" if it has been sufficiently drilled to demonstrate continuity between samples.

     A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. However, this coal does not qualify as a commercially viable coal reserve as prescribed by
     Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility.

     The Company notes the Staff's comment.

                                  * * * * * * *

     We will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

     Please call me (212-455-3189) or Scott Fisher (212-455-2456) of my firm if you wish to discuss the Company's responses to the comment letter.

                                                 Very Truly Yours,

                                                 /s/ Edward P. Tolley III

                                                 Edward P. Tolley III